Exhibit 99.1

Smart Share Global Limited Announces Second Quarter 2022 Results

Number of POIs1 reached 895 thousand as of the end of the second quarter of 2022

POIs operated through network partner model reached 43.2% as of the end of the second quarter of 2022

Cumulative registered users2 reached 310.5 million as of the end of the second quarter of 2022

SHANGHAI, China, September 8, 2022 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended June 30, 2022.

HIGHLIGHTS FOR THE SECOND QUARTER OF 2022

•	As of June 30, 2022, the Company’s services were available in 895 thousand POIs, compared with 861 thousand as of March 31, 2022.

•	As of June 30, 2022, 43.2% of POIs were operated through our network partner model, compared with 38.9% as of March 31, 2022.

•	As of June 30, 2022, the Company’s available-for-use power banks[3] were 6.0 million, compared with 5.7 million as of March 31, 2022.

•	As of June 30, 2022, cumulative registered users reached 310.5 million, with 11.6 million newly registered users acquired during the quarter.

“The second quarter of 2022 continues to be a challenging quarter for Energy Monster due to a number of larger-scale COVID outbreaks in various regions,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “However, the impact of these outbreaks, along with the lockdown measures implemented, was better than expected as we were able to achieve revenues above our guidance. Although COVID has been challenging in terms of its direct impact on our operations, we continue to see that its impact does not systematically change user behavior as regions coming out of COVID impact are able to return to a normalized level within two months after the outbreak is fully contained. In the meantime, we will continue to strengthen the foundations of our competitive advantages by focusing on our strategies in coverage expansion and efficiency optimization.”

“Both our direct and network partner model continue to serve as the pillars of our coverage expansion strategy,” said Peifeng Xu, Chief Operating Officer. “Innovative ways of synergizing the two models have proven to be a new driver for our coverage expansion. During the second quarter, we continue to extract the synergy between the two models by allowing our direct model business development personnel to leverage their own network to identify and acquire new network partners. This has helped us significantly increase our network partner count, which in turn develop into more extensive POI coverage in both existing and newer regions. The increased levels of coverage through both models will allow Energy Monster to extract higher levels of benefit from the network effect.”

“Our efficiency is expected to improve as we scale back all forms of prepaid and fixed incentive fees, increase the contribution of the network partner model and optimize the asset efficiency of our equipment,” said Maria Yi Xin, Chief Financial Officer. “The increasing acquisition of network partners and ultimately the contribution from the network partner model increases our efficiency especially during COVID. We also continue to maximize the efficiency of our asset by reducing the cost of our equipment and improving the maintenance process of our cabinets and power banks. We believe these initiatives further improve Energy Monster’s already market-leading operational efficiency, and better mitigate the impact from COVID outbreaks.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2022

Revenues were RMB690.5 million (US$103.1 million4) for the second quarter of 2022, representing a 29.0% decrease from the same period in 2021. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the quarter.

•	Revenues from mobile device charging business decreased by 27.8% to RMB672.6 million (US$100.4 million) for the second quarter of 2022 from RMB931.6 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the second quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

•	Revenues from power bank sales decreased by 57.7% to RMB13.3 million (US$2.0 million) for the second quarter of 2022 from RMB31.6 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the second quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

•	Revenues from other revenues, which mainly comprise of revenue from advertising services and new business initiatives, decreased by 50.8% to RMB4.5 million (US$0.7 million) for the second quarter of 2022 from RMB9.2 million in the same period of 2021. The decrease was primarily attributable to the decrease in user traffic as a result of the impact of COVID-19 during the second quarter of 2022.

Cost of revenues increased by 17.4% to RMB162.9 million (US$24.3 million) for the second quarter of 2022 from RMB138.7 million in the same period last year. The increase of cost of revenues was primarily due to the recognition of impairments for inventory and equipment and the increase in maintenance costs, which was partially offset by the decrease in cost of power banks sold.

Research and development expenses increased by 15.8% to RMB23.7 million (US$3.5 million) for the second quarter of 2022 from RMB20.5 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses decreased by 13.8% to RMB664.9 million (US$99.3 million) for the second quarter of 2022 from RMB771.0 million in the same period last year. The decrease was primarily due to the decrease in entry fees and incentive fees paid to location partners and personnel related expenses, which was partially offset by the increase in incentive fees paid to network partners.

General and administrative expenses decreased by 0.8% to RMB28.5 million (US$4.2 million) for the second quarter of 2022 from RMB28.7 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses and office rental expenses, which was partially offset by the increase in professional service fees.

Loss from operations for the second quarter of 2022 was RMB191.0 million (US$28.5 million), compared to an income from operations of RMB18.8 million in the same period last year. The loss from operations was attributable to the impact of COVID-19 during the second quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

4 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022, which was RMB6.6981 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Net loss for the second quarter of 2022 was RMB184.5 million (US$27.6 million), compared to a net income of RMB8.2 million in the same period last year.

Adjusted net loss5 for the second quarter of 2022 was RMB177.5 million (US$26.5 million), compared to an adjusted net income of RMB17.2 million in the same period last year.

Net loss attributable to ordinary shareholders for the second quarter of 2022 was RMB184.5 million (US$27.6 million), compared to a net income attributable to ordinary shareholders of RMB8.2 million in the same period last year.

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.9 billion (US$431.3 million).

Business Outlook

For the third quarter of 2022 ending September 30, 2022, the Company expects to generate RMB770 million to RMB800 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Thursday, September 8, 2022 (8:00 P.M. Beijing Time on Thursday, September 8, 2022) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Second Quarter 2022 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10024563-plkvg4.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/4iybdsz9

A telephone replay will be available through September 15, 2022. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10024563

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of June 30, 2022, the company had 6.0 million power banks in 895,000 POIs across more than 1,800 counties and county-level districts in China.

5 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,296,924	885,870	132,257
Restricted cash	19,671	8,222	1,228
Short-term investments	1,418,721	1,973,634	294,656
Accounts receivable, net	14,881	16,729	2,498
Notes receivable	5,622	2,232	333
Inventory	4,373	479	72
Prepayments and other current assets	487,540	408,906	61,048

Total current assets	3,247,732	3,296,072	492,092

Non-current assets:
Long-term restricted cash	20,000	21,000	3,135
Property, equipment and software, net	945,226	847,798	126,573
Long-term prepayments to related parties	20,037	11,442	1,708
Right-of-use assets,net*	-	16,631	2,483
Other non-current assets	164,986	114,696	17,124

Total non-current assets	1,150,249	1,011,567	151,023

Total assets	4,397,981	4,307,639	643,115

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	551,751	691,115	103,181
Amounts due to related parties-current	23,290	2,603	389
Salary and welfare payable	120,444	103,689	15,480
Taxes payable	10,195	33,048	4,934
Financing payable-current	84,175	85,099	12,705
Current portion of lease liabilities*	-	11,460	1,711
Accruals and other current liabilities	238,510	249,256	37,214

Total current liabilities	1,028,365	1,176,270	175,614

Non-current liabilities:
Financing payable-non-current	85,658	61,522	9,185
Non-current lease liabilities*	-	2,317	346
Amounts due to related parties-non-current	1,000	1,000	149
Other non-current liability	16,489	14,697	2,194
Deferred tax liabilities, net	34,445	34,445	5,143

Total non-current liabilities	137,592	113,981	17,017

Total liabilities	1,165,957	1,290,251	192,631

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	52
Treasury stock	(27,784)	(45,045)	(6,725)
Additional paid-in capital	11,799,301	11,813,053	1,763,642
Statutory reserves	16,593	16,593	2,477
Accumulated other comprehensive income	51,556	121,367	18,120
Accumulated deficit	(8,607,989)	(8,888,927)	(1,327,082)

Total shareholders' equity	3,232,024	3,017,388	450,484

Total liabilities and shareholders' equity	4,397,981	4,307,639	643,115

* On 1 January  2022, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging business	931,564	672,638	100,422	1,748,327	1,390,377	207,578
Power bank sales	31,554	13,345	1,992	56,565	26,277	3,923
Others	9,235	4,546	679	14,339	10,952	1,635

Total revenues	972,353	690,529	103,093	1,819,231	1,427,606	213,136

Cost of revenues	(138,687)	(162,869)	(24,316)	(263,309)	(290,422)	(43,359)
Research and development expenses	(20,504)	(23,747)	(3,545)	(41,132)	(50,809)	(7,586)
Sales and marketing expenses	(771,041)	(664,918)	(99,270)	(1,432,716)	(1,324,597)	(197,757)
General and administrative expenses	(28,685)	(28,458)	(4,249)	(55,504)	(55,834)	(8,336)
Other operating income/(loss)	5,410	(1,565)	(234)	16,115	3,712	554

Income/(loss) from operations	18,846	(191,028)	(28,521)	42,685	(290,344)	(43,348)

Interest and investment income	6,081	10,949	1,635	9,350	22,536	3,365
Interest expense to third parties	(10,173)	(8,596)	(1,283)	(20,612)	(17,010)	(2,540)
Foreign exchange (loss)/gain, net	(4,472)	4,160	621	(2,031)	3,892	581
Other loss, net	(1)	(12)	(2)	(202)	(12)	(2)

Income/(loss) before income tax expense	10,281	(184,527)	(27,550)	29,190	(280,938)	(41,944)

Income tax expense	(2,069)	-	-	(5,882)	-	-

Net income/(loss)	8,212	(184,527)	(27,550)	23,308	(280,938)	(41,944)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Net income/(loss) attributable to ordinary shareholders of Smart Share Global Limited	8,212	(184,527)	(27,550)	(4,810,447)	(280,938)	(41,944)

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(34,364)	75,646	11,294	(133,400)	69,811	10,423

Total comprehensive loss	(26,152)	(108,881)	(16,256)	(110,092)	(211,127)	(31,521)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(26,152)	(108,881)	(16,256)	(4,943,847)	(211,127)	(31,521)

Weighted average number of ordinary shares used in computing net income/(loss) per share
- basic	512,597,960	518,158,156	518,158,156	292,227,312	517,786,898	517,786,898
- diluted	525,284,968	518,158,156	518,158,156	292,227,312	517,786,898	517,786,898

Net income/(loss) per share attributable to ordinary shareholders
- basic	0.02	(0.36)	(0.05)	(16.46)	(0.54)	(0.08)
- diluted	0.02	(0.36)	(0.05)	(16.46)	(0.54)	(0.08)

Net income/(loss) per ADS attributable to ordinary shareholders
- basic	0.04	(0.72)	(0.10)	(32.92)	(1.08)	(0.16)
- diluted	0.04	(0.72)	(0.10)	(32.92)	(1.08)	(0.16)

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	8,212	(184,527)	(27,550)	23,308	(280,938)	(41,944)
Add:
Share-based compensation	8,945	7,036	1,050	17,086	13,752	2,053

Adjusted net income/(loss) (non-GAAP)	17,157	(177,491)	(26,500)	40,394	(267,186)	(39,891)